1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Dec. 10, 2007

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2007/12/10

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1.	Announcement on 2007/11/14 : To announce a Change of Depositary for American Depositary Shares

2.	Announcement on 2007/11/16 : To announce the completion registration of capital reduction

3.	Announcement on 2007/11/22 : The procurement of software for the Community’s cultural industry web project, etc.

4.	Announcement on 2007/11/22 : The procurement of 4-year maintenance and technical support for TC-5 Digital Switching System hardware and Software

5.	Announcement on 2007/11/26 : To clarify the report regarding Chunghwa Telecom gaining the first right for broadcasting the Beijing 2008 Olympic Games on the new media

6.	Announcement on 2007/11/27 : The company obtained the exclusive rights to broadcast the Beijing Olympics over new media

7.	Announcement on 2007/11/30 : Regarding the report of Chunghwa Telecom to contract with Research In Motion (RIM)

8.	Announcement on 2007/11/30 : The procurement of NGN core network and IP backbone network equipment & installation project

9.	Announcement on 2007/12/03 : Chunghwa Telecom to acquire Chunghwa Telecom Global, Donghwa Telecom, and Chunghwa System Integration for NT$918 million

10.	Announcement on 2007/12/03 : The Company’s selling of common shares of Siemens Telecommunication Systems Ltd.

11.	Announcement on 2007/12/03 : The Board approved the appointment of new positions of management

12.	Announcement on 2007/12/10 : Chunghwa Telecom announced its revenues of NT$15.5 billion for November 2007

13.	Announcement on 2007/12/10 : Explanation of the report about CHT planning to invest Kingway Technology Co., Ltd.

14.	Announcement on 2007/12/10 : Nov. 2007 sales

EXHIBIT 1

To announce a Change of Depositary for American Depositary Shares

Date of events: 2007/11/14

Contents:

1. Date of occurrence of the event: 2007/11/14

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: The Company terminated its deposit agreement with the Bank of New York and appointed JPMorgan Chase Bank as successor depositary.

6. Countermeasures: None

7. Any other matters that need to be specified: The Company sent a notice to terminate its deposit agreement with the Bank of New York (“BoNY”). The termination will take effect on November 21, 2007. In conjunction with such termination, the Company has appointed JPMorgan Chase Bank, N.A. (“JPMorgan”) as successor depositary. The agreement between the Company and BoNY (the “Old Deposit Agreement”) provided for the deposit of common shares with BoNY for the creation of American depositary shares of the Company. An Amended and Restated Deposit Agreement (the “New Deposit Agreement”) between the Company and JPMorgan amends and restates the Old Deposit Agreement, and each existing American depositary receipt is deemed amended and restated accordingly. The holders and beneficial owners of American depositary receipts of the Company from time to time shall become parties to, and be bound by all of the terms and conditions of, the New Deposit Agreement.

EXHIBIT 2

To announce the completion registration of capital reduction

Date of events: 2007/11/15

Contents:

1. Date of the Competent Authority’s approval of the capital reduction: 2007/10/17

2. Date of completion of capital amendment registration: 2007/11/15

3. Effect on the company financial report (including any discrepancy between the amount of paid-in capital and the number of shares outstanding and the effect on net worth per share):

(1) Before the capital reduction: The paid-in common stock of capital is NT$106,346,296,020; the shares outstanding are 10,634,629,602 shares and book value per share is NT$37.46.

(2) After the capital reduction: The paid-in common stock of capital is NT$96,678,450,930; the shares outstanding are 9,667,845,093 shares and book value per share is NT$40.2.

(3) The effect is based on the financial report of the record date of capital reduction on 2007/10/19.

4. Share conversion operations plan:

(1) The shares to be converted include only the listed common shares amounted 10,634,629,602 shares with par value NT$10, amounted NT$106,346,296,020.

(2) The amount and shares of the capital reduction will be NT$9,667,845,090 and 966,784,509 shares. Capital reduction ratio is 9.09090908835%.

(3) Total shares and amount of the common shares after the capital reduction: 9,667,845,093 shares; par value NT$10; paid-in capital NT$96,678,450,930.

(4) Every common share will be converted to 0.9090909091165 share (scripless shares issuance). For the fractional common share results from the capital reduction, the Company will pay the shareholder cash based on the close price of the last trading day before the record date of the conversion, chopped off to whole NT dollar. The Chairman is hereby authorized to offer designated persons to purchase all the fractional shares at the close price.

(5) Schedule:

a. The record date of the replacement of share certificates is preliminarily set to be 2007/12/29 and the conversion of new shares will begin from 2008/01/09 (scripless shares issuance).

b. Book closure date: From 2007/12/25 to 2008/01/08

c. Trading suspension period: From 2007/12/21 to 2008/01/08 (ADR is no suspension required)

d. The new shares will be listed on 2008/01/09 and replace original shares.

e. The new shares will have the same rights and obligations as the original shares.

(6) Conversion procedure:

a. Since the Company has issued negotiable securities in scripless form, it will not issue any physical share certificates in this conversion. For the shareholders who do not have a centralized custody account, please open one with your current security firm to ensure the operation of the conversion.

b. For the shareholders who hold physical share certificates and have booked before the book closure date, please deposit the certificates to your centralized custody account before 2007/12/20. If not, please prepare your share certificates, registered chop and securities passbook and apply the conversion with the Company’s transfer agent, Taiwan Securities Co., Ltd.

c. For the shareholders who failed to complete booking before the book closure date, from 2008/1/9, please prepare the original shares and the notice of transferring and booking, the report of purchasing or the tax record of the trading, the list of the numbers of the withdrawing shares and the copy of both sides of your ID and apply the conversion with the Company’s transfer agent, Taiwan Securities Co., Ltd.

d. The Taiwan Depository & Clearing Corporation will convert all the share which have been deposited in centralized custody accounts in scripless form for future trading.

e. Location of the application for conversion: B1, No. 96, Sec.1, Chien-Kuo N. Rd., Department of Stock Affairs Agent, Taipei, Taiwan Securities Co., Ltd., Telephone: 02-25048125.

5. Any other matters that need to be specified: none

EXHIBIT 3

The procurement of software for the Community’s cultural industry web project, etc.

Date of events: 2007/11/22

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): The procurement of software for the Community’s cultural industry web project, etc.

2. Date of the occurrence of the event: 2006/11/23~2007/11/22

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Totaled NT$622,853,409

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): HwaCom Systems Inc.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the “Procurement Management Rules of Chunghwa Telecom”

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: No

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: Material of CHT

17. Do the directors have any objection to the present transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 4

The procurement of 4-year maintenance and technical support for TC-5 Digital Switching System hardware and Software

Date of events: 2007/11/22

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): The procurement of 4-year maintenance and technical support for TC-5 Digital Switching System hardware and Software

2. Date of the occurrence of the event: 2007/11/22

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Totaled NT$531,353,889

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Siemens Telecommunication Systems Limited.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): 4-year contract; Maintenance, inspection, and payment on each phase

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the “Procurement Management Rules of Chunghwa Telecom”

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: No

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: Maintenance service for Telecom equipment

17. Do the directors have any objection to the present transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 5

To clarify the report regarding Chunghwa Telecom gaining the first right for broadcasting the Beijing 2008 Olympic Games on the new media

Date of events: 2007/11/26

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2007/11/26

3. Content of the report: Chunghwa Telecom gains the right for broadcasting the Beijing 2008 Olympic Games over the Internet, IPTV and mobile phones.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: The project is still progressing and no conclusion has been finalized yet.

6. Countermeasures: As aforementioned.

7. Any other matters that need to be specified: None

EXHIBIT 6

The company obtained the exclusive rights to broadcast the Beijing Olympics over new media

Date of events: 2007/11/27

Contents:

1. Date of occurrence of the event: 2007/11/27

2. Company name: Chunghwa Telecom

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: NA

5. Cause of occurrence: The company obtained, through ELTA, the exclusive rights to broadcast the Beijing 2008 Olympic Games over new media including Internet, IPTV and mobile.

6. Countermeasures: Nil

7. Any other matters that need to be specified: The Company expects the quality contents to boost the development of HDTV with related industries.

EXHIBIT 7

Regarding the report of Chunghwa Telecom to contract with Research In Motion (RIM)

Date of events: 2007/11/30

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2007/11/30

3. Content of the report: Chunghwa Telecom to contract with RIM

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: The Company will place an official announcement after contract settlement.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 8

The procurement of NGN core network and IP backbone network equipment & installation project

Date of events: 2007/11/30

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): The procurement of NGN core network and IP backbone network equipment & installation project

2. Date of the occurrence of the event: 2007/11/30

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Totaled NT$1,023,000,000

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Siemens Telecommunication Systems Limited.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): Delivery, inspection, and payment to be accomplished in three phases

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the “Procurement Management Rules of Chunghwa Telecom”

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: N/A

16. Concrete purpose or use of the acquisition or disposition: Telecom equipment

17. Do the directors have any objection to the present transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 9

Chunghwa Telecom to acquire Chunghwa Telecom Global, Donghwa Telecom, and Chunghwa System Integration for NT$918 million

Date of events: 2007/12/03

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): 100% stake in Chunghwa Telecom Global, Inc., Donghwa Telecom Co., Ltd., and Chunghwa System Intergration Co., Ltd.

2. Date of occurrence of the event: 2007/12/03~2007/12/03

3. Volume, unit price, and total monetary amount of the transaction:

(1) Chunghwa Telecom Global, Inc.: 6 million shares; US$0.359 per share; totaled NT$70 million.

(2) Donghwa Telecom Co., Ltd.: 4,590,005 shares; HK$0.57 per share; totaled NT$11 million.

(3) Chunghwa System Integration Co., Ltd.: 60 million shares; NT$13.95 per share; totaled NT$837 million.

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Chunghwa Investment Co., Ltd., the Company’s subsidiary withholding 49% shares.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:

(1) the reason for choosing the related party as trading counterpart: These three companies are 100% owned by Chunghwa Investment Co., Ltd. (CHI) now, but Chunghwa Telecom Co., Ltd. holds CHI’s 49% shares only. In order to enhance synergies, Chunghwa Telecom decided to purchase 100% shares of these three companies from CHI.

(2) the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: None.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: When these three companies established, CHI was Chunghwa Telecom’s subsidiary withholding 49% shares.

(1) Chunghwa Telecom Global, Inc.: Established in 2002, total capital 2 million shares at par value US$1; capital increased by 4 million shares in 2004 at par value US$1.

(2) Donghwa Telecom Co., Ltd.: Established in 2004, total capital 4,590,005 shares at par value HK$1.

(3) Chunghwa System Integration Co., Ltd.: Established in 2002, total capital 60 million shares at par value NT$10.

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): None

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): None

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

(1) payment period: 2008/01/03

(2) monetary amount: NT$918 million.

(3) terms of delivery or payment and restrictive covenants in the contract: None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on book value or NPV of these companies; the board of directors

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): None

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 6.25%; 7.03%; NT$63,079 million

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Long-term Investment

15. Net worth per share of company underlying securities acquired or disposed of:

(1) Chunghwa Telecom Global, Inc.: US$0.376 per share

(2) Donghwa Telecom Co., Ltd: HK$0.589 per share

(3) Chunghwa System Integration Co., Ltd.: NT$10.88 per share

16. Do the directors have any objection to the present transaction?: No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: Yes

18. Any other matters that need to be specified: None

EXHIBIT 10

The Company’s selling of common shares of Siemens Telecommunication Systems Ltd.

Date of events: 2007/12/03

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): common shares of Siemens Telecommunication Systems Ltd.

2. Date of occurrence of the event: 2007/12/03~2007/12/03

3. Volume, unit price, and total monetary amount of the transaction: 75,000 shares; NT$4,200 per share; totaled NT$315,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Nokia Siemens Networks B.V. or its alliance

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$308,805,000

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: full payment

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Board of Directors

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): No

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 6.25%; 7.03%; NT$63,079,413,000

13. Broker and broker’s fee: No

14. Concrete purpose or use of the acquisition or disposition: Company’s strategy

15. Net worth per share of company underlying securities acquired or disposed of: NT$2,630

16. Do the directors have any objection to the present transaction?: No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: Yes

18. Any other matters that need to be specified: None

EXHIBIT 11

The Board approved the appointment of new positions of management

Date of events: 2007/12/03

Contents:

1. Date of occurrence of the event: 2007/12/03

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: None

5. Cause of occurrence: BOD approved the appointment the new position of six Senior Vice Presidents of the Company: Hank Han-chao Wang served as the Chairman of Light Era Construction and Development Co., Ltd., Chun-Ming Hsieh served as the Chairman of Chunghwa International Yellow Pages Corporation, Cheng-Lang Huang served as the Commissioner of Research & Planning Committee, Jung-Ho Lee served as the SVP for administration, Tzu-Han Huang served as the EVP and the Manager of Northern Taiwan Business Group, Tai-Fen Leng served as the EVP and Manager of International Business Group.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 12

Chunghwa Telecom announced its revenues of NT$15.5 billion for November 2007

Date of events: 2007/12/10

Contents:

1. Date of occurrence of the event: 2007/12/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom’s revenues for November 2007 were NT$15.5 billion. The unaudited accumulated income from operations for January to November was NT$59.45 billion, net income was NT$46.2 billion and EPS was NT$4.35.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 13

Explanation of the report about CHT planning to invest Kingway Technology Co., Ltd.

Date of events: 2007/12/10

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2007/12/10

3. Content of the report: CHT plans to invest in Kingway Technology.

4. Summary of the information provided by investors: None.

5. Company’s explanation of the reportage or provided information: CHT follows its internal process to evaluate every investment project, and will make official announcement after completing all the procedures. CHT has no comment on it at this point.

6. Countermeasures: None.

7. Any other matters that need to be specified: None.

EXHIBIT 14

Chunghwa Telecom

December 9, 2007

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Nov 2007

1)	Sales volume (NT$ Thousand)

Period	Items	2007	2006	Changes	%
Nov	Invoice amount	17,785,098	17,378,167	406,931	2.34%

Jan - Nov	Invoice amount	194,772,051	193,216,636	1,555,415	0.81%

Nov	Net sales	15,503,570	15,205,238	298,332	1.96%

Jan - Nov	Net sales	170,756,824	167,936,952	2,819,872	1.68%

b	Trading purpose: None